July 21, 2011

VIA EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C.  20549

Re:	ProAssurance Corporation
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 24, 2011
File Number 001-16533

Dear Mr. Rosenberg:

We are in receipt of your letter dated July 13, 2011.  On July 20, 2011, we spoke by telephone with James Peklenk of the SEC Staff and requested an extension for our reply to your letter, and we were granted an extension of ten business days.  We will furnish our response within this time frame.

If you should have any questions or comments, please do not hesitate to contact me directly at (205) 802-4718 or erand@proassurance.com.  Thank you.

Sincerely,

/s/  Edward L. Rand, Jr.
Edward L. Rand, Jr.
Chief Financial Officer

cc: James Peklenk, Staff Accountant
      Division of Corporation Finance